

Mail Stop 3561

March 18, 2016

Craig L. Jackson
Chief Financial Officer
DPL Inc.
The Dayton Power and Light Company
1065 Woodman Drive
Dayton, Ohio 45432

     Re: DPL Inc.
            The Dayton Power and Light Company
            Form 10-K for the Fiscal Year Ended December 31, 2015
            Filed February 24, 2016
            File Nos. 1-9052, 1-2385

Dear Mr. Jackson:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ William H. Thompson

                    William H. Thompson
                    Accounting Branch Chief
                    Office of Consumer Products

cc: Kurt Tornquist, Controller
     Karin Nyhuis, Director, Financial Reporting